**Griffiths McBurney Corp.**                                    **Schedule II**


# COMPUTATION FOR DETERMINATION OF RESERVE
# REQUIREMENTS PURSUANT TO RULE 15c3-3
[Expressed in U.S. dollars]


As at December 31

|                                                                                          | **2015** |
|------------------------------------------------------------------------------------------|---------:|
|                                                                                          | $ |
| **Credit balances**                                                                      |          |
| Free credit balances and other credit balances in customers' security accounts          | **5,507,636** |
| Customers' securities failed to receive, including credit balances in continuous net settlement accounts | **314,210** |
|                                                                                          | **5,821,846** |
|                                                                                          |          |
| **Debit balances**                                                                       |          |
| Debit balances in customers' cash and margin accounts                                    | **314,210** |
| Failed to deliver of customers' securities not older than 30 calendar days               | **5,507,545** |
| Aggregate debit items                                                                    | 5,821,755 |
| Less 3% of debit items                                                                   | 174,653 |
|                                                                                          | **5,647,102** |
|                                                                                          |          |
| **Reserve computation**                                                                  |          |
| Excess of total credits over total debits                                                | **174,744** |
|                                                                                          |          |
| **Amount of cash held on deposit in "special reserve bank account for the exclusive benefit of customers"** | **3,000,000** |

There are no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015 Focus Report X-17A-5 as filed with the FINRA on January 27, 2016.